NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange (Exchange) hereby notifies the Securities and Exchange Commission (SEC) of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 29, 2014, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 15, 2014 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the merger agreement between Crown Castle International Corp. (OLD) and Crown Castle REIT Inc. (CCR), a wholly owned subsidiary of Crown Castle International Corp. (OLD), which became effective on December 15, 2014, the separate corporate existence of Crown Castle International Corp. (OLD) ceased and CCR became the surviving entity of the merger. CCR was then renamed Crown Castle International Corp. (NEW). Each share of Common Stock of Crown Castle International Corp. (OLD) was exchanged for one (1) share of Common Stock of Crown Castle International Corp. (NEW) on a share-for-share basis. This Form 25 is only for the removal from listing on the Exchange of the Common Stock of Crown Castle International Corp. (OLD) and not a termination of the registration of the Common Stock of Crown Castle International Corp. (NEW) under Section 12(b) of the Securities Exchange Act of 1934, as amended. The Exchange also notifies the SEC that as a result of the above indicated conditions shares of Crown Castle International Corp. (OLD) Common Stock were suspended from trading on December 16, 2014.